UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

First Hartford Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

320488109

(CUSIP Number)

Robert Rothberg, Esq.

Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

Telephone: (617) 248-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320488109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard E. Kaplan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Kaplan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,151

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 56,151

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,151

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) IN

Item 5.	Interest in Securities of the Issuer

On November 29, 2010, pursuant to the Final Judgment entered by the Court on November 15, 2010, in Kaplan v. First Hartford and Ellis, USDC, D. Maine, Case 05-cv-144-B-H, FHC purchased the 591,254 shares of FHC over which Richard Kaplan had sole or shared dispositive power (including shares over which David E. Kaplan shared dispositive power) for an aggregate price of $3,669,829.70, of which $500,000 was paid in cash and the balance in the form of a Promissory Note.  The transaction was effected between the parties directly at a Court ordered closing in Portland, Maine.

After such transaction, Richard E. Kaplan owns beneficially no shares of Common Stock.

After such transaction David E. Kaplan owns beneficially, and has sole voting and dispositive power over, 56,151 shares of Common Stock, representing approximately 2.3% of the outstanding shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2010	/s/ Richard E. Kaplan
Richard E. Kaplan

/s/ David E. Kaplan
David E. Kaplan